Auryn and Homestake sign definitive agreement for the previously announced acquisition

Vancouver, British Columbia (July 11th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) ("Auryn") and Homestake Resources Inc. (TSX-V:HSR) ("Homestake") are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Auryn will acquire 100% of Homestake under a plan of arrangement (the “Arrangement”) on the terms previously disclosed in their joint news release issued on June 13, 2016. Under the Arrangement, Homestake shareholders will receive one Auryn common share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement.

Completion of the Arrangement is principally subject to (a) approval of at least 66⅔% of the votes of holders of common share cast at the annual and special meeting of Homestake shareholders to be held August 25, 2016 (the “Meeting”); (b) TSX Venture Exchange approval; (c) the Supreme Court of British Columbia approval, and other customary closing conditions. Full details of the Arrangement will be set out in the information circular of Homestake which Homestake expects to mail to its shareholders in respect of the Meeting within 20 days. Assuming all the requisite approvals are received, Auryn and Homestake expect to close the proposed Arrangement before the end of September 2016. Further details of the Arrangement are found in the June 13, 2016 news release.

In addition, Auryn has entered into debt conversion agreements with certain creditors of Homestake, whereby at the closing of the Arrangement, Auryn will issue to the creditors common shares of Auryn at an issue price of $2.30 per Auryn common share in settlement of debt of Homestake in an aggregate amount $906,655. (NTD - This amount includes partial settlement of change of control payments).

Directors and officers of Homestake, holding an aggregate of approximately 1.46% of the issued and outstanding Homestake common shares, have entered into voting and lock-up agreements in which they have agreed, among other things, that they will support the transaction and vote their Homestake shares in favour of the Arrangement.

Copies of the Arrangement Agreement, support agreements, information circular and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com in due course.

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company's management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

On Behalf of Auryn Resources

Shawn Wallace

On Behalf of Homestake Resource Corp.

Larry Page

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities to be issued pursuant to the transaction have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this news release include the uncertainty of Homestake shareholders approvals, and the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com